Office of Fair Trading
21 February 2003



Merger Clearance:

The Secretary of State for Trade and Industry has decided, on the information at present before her, and in accordance with the recommendations of the Director General of Fair Trading, not to refer the following merger to the Competition Commission under the provisions of the Fair Trading Act 1973:

Proposed acquisition by Unum Limited of the UK Group Risk business of Sun Life Assurance Company of Canada (UK) limited.


Proposed acquisition by Cambridge Antibody Technology plc of Oxford Glycosciences plc.


Completed acquisition by Co-Operative Group (CWS) Ltd of Alldays plc.


                      This information is provided by RNS
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